Exhibit 1.01

GCP Applied Technologies Inc.
Conflict Minerals Report
For the Year Ended December 31, 2016

This Conflict Minerals Report of GCP Applied Technologies Inc. (the “Company” or “we”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the period January 1, 2016 to December 31, 2016.

The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain 3TG Minerals that are necessary to the functionality or production of their products. For these purposes, the specified materials are defined as gold, cassiterite, columbite-tantalite and wolframite, including their derivatives, which are limited to tin, tungsten and tantalum (the “3TG Minerals”). The applicable countries for purposes of the Rule are the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

Company Overview

The Company produces and sells construction chemicals, specialty building materials and packaging closures, sealants and coatings through three segments. Specialty Construction Chemicals manufactures and markets concrete admixtures and cement additives. Specialty Building Materials manufactures and markets building envelope, residential building, and specialty construction products that protect structures from water, vapor transmission, air penetration and fire damage. Darex Packaging Technologies manufactures and markets closures, sealants and coatings that safeguard the packaging materials and preserve the contents of beverage and food containers and other consumer and industrial applications. Darex Packaging Technologies also fabricates and markets application equipment for can sealing compounds.

Products Overview

This Report relates to products: (i) for which 3TG Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed in 2016. We conducted an analysis of our segments’ products and determined that 3TG Minerals are not necessary for the functionality or production of products in our Specialty Constructions Chemicals or Specialty Building Materials segments. 3TG Minerals are, however, necessary for the functionality or production of certain application equipment for can sealing compounds produced by our Darex Packaging Technologies segment (the “Covered Products”).

Reasonable Country of Origin Inquiry and Due Diligence Process Performed

The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the components that contain 3TG Minerals that are present in our Covered Products. This RCOI was designed to determine whether any of the 3TG Minerals originated in the Covered Countries or came from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the 3TG Minerals. The Company’s due diligence measures were designed to conform, in all material respects, with the due diligence framework presented by The Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (Second Edition) (the “OECD Framework”). We do not have a direct relationship with mines, smelters or refiners of any 3TG Minerals and often there are many third parties in the supply chain between the Company and the original sources of the 3TG Minerals. We must therefore rely on our direct suppliers to work with their upstream suppliers in order that they may provide the Company with accurate information about the origin of the 3TG Minerals that are present in the components the Company purchases from them and that are contained in the Covered Products.

After identifying the products that contain 3TG Minerals, the Company identified suppliers who we believe may have supplied us with 3TG Minerals during the reporting period. We identified five such suppliers and we sent each of those suppliers the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (the “CMR Template”) and requested that they complete the CMR Template for products or materials supplied to us in 2016. We reviewed the responses received from those suppliers and held follow-up conversations as necessary regarding their responses. As part of our procedures, we also established a management process to support due diligence regarding 3TG Minerals and a process to account for 3TG Minerals in an internal database.

Of the five suppliers that were identified and to whom we sent a CMR Template: two responded that they had no sales to the Company during the reporting period; two confirmed with a reasonable degree of certainty that the 3TG Minerals provided did not originate from a Covered Country; and one was unable to confirm with a reasonable degree of certainty that the 3TG Minerals provided to us did not originate from a Covered Country.

While we are not aware of any 3TG Minerals necessary to the functionality or production of the Covered Products that originated from a Covered Country, based on the responses from our suppliers, we are unable to make a definitive conclusion regarding the source of all of our 3TG Minerals. Accordingly, the Company has reasonably determined that the Covered Products are “DRC conflict undeterminable” as defined in the Rule.

Due Diligence Procedures to be Performed

The Company intends to take the following measures to enhance the information gathered from its due diligence in order to further mitigate the risk that the 3TG Minerals in our products finance or benefit armed groups in the Covered Countries. The Company will monitor the OECD and relevant trade associations for evolving practices and encourage responsible sourcing of 3TG Minerals. The Company plans to strengthen its engagement with its suppliers and contract manufacturers regarding 3TG Minerals. The Company also plans to engage with any suppliers that are unable to determine whether components or materials containing 3TG Minerals that they provide to us are from sources that support armed conflict or human rights abuses in the Covered Countries to enhance their supply chain due diligence in order to be able to make such a determination.